Exhibit #8   - Information Regarding Credit Analysts (As of 07/31/2015)

Credit Analysts:

- The total number of credit analysts, including credit analyst supervisors: 11
    - Sean Egan, Firm President, Senior Analyst & Review Committee Member
    - Art Burke, Part-time Senior Analyst & Review Committee Member
    - Gene Phillips, Part-time Senior Analyst
    - NG Subramanian, Senior Analyst – India, Review Committee member
    - Karen Sanchez, Analyst – Philippines
    - Christine Catanghal, Analyst – Philippines
    - Adalane Alfaro, Analyst - Philippines
    - Yang (Steve) Zhang, Analyst & Review Committee member
    - Zizhao (Caroline) Ding, Analyst
    - Liang (Jimmy) Yu, Analyst
    - Uyen (Hillary) Dang, Analyst
- The total number of credit analyst supervisors : 4, Sean Egan, Art Burke, NG Subramanian, Steve Yang
- A general description of the minimum qualifications required of the credit analysts & credit analyst supervisory personnel: (education & work experience)
    - Credit Analysts generally are required to have a 4 year degree in applicable financial fields that sufficiently allow for the ability to make critical analyses and adhere to our standards of accuracy and timeliness. CFA or other professional designations are preferred but not required.
    - Members of Senior Management generally possess advanced degrees from top rated business schools.   Additionally, Senior Analysts are required to have extensive and applicable experience in the field as well as ability to supervise, train and manage junior analysts.